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                             October 3, 2022

       John D. Murphy, Jr.
       Chief Executive Officer
       Hallmark Venture Group, Inc.
       5112 West Taft Road, Suite M
       Liverpool, NY 13088

                                                        Re: Hallmark Venture
Group, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 8,
2022
                                                            File No. 000-56477

       Dear John D. Murphy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10

       Liquidity and Capital Resources, page 22

   1. We note your disclosure regarding outstanding liabilities of $678,922 and $646,135, respectively, the
majority of which were amounts owed to a related party. Please reconcile this
disclosure with the disclosure under Certain Relationships and Related
                                                        Transactions on page 29
and your disclosure regarding settlement liability on page 31.
       Security Ownership of Certain Beneficial Owners and Management, page 26

   2. Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or
investment powers with respect to the shares held by each 5% owner who is not a natural
person.
 John D. Murphy, Jr.
Hallmark Venture Group, Inc.
October 3, 2022
Page 2
3. We note the numerous issuances of common stock to Green Horseshoe, LLC and its affiliates disclosed on page 31 and elsewhere. Please clarify the aggregate holdings of
      Green Horseshoe and its affiliates and tell us the amount of the settlement liability outstanding. Reconcile these amounts with those in the principal shareholder table on page 26. Also, describe any relationship Green Horseshoe has with any related party of the company and revise your related party disclosure accordingly. Directors and Executive Officers, page 27

4. Please provide support for your statement in the description of John Murphy's experience that strong financial controls and tenant relations have resulted in occupancy percentages and retention rates far above national averages.
Certain Relationships and Related Transactions, page 29

5. Please update this section for the most recent interim period. Also disclose all related party transactions including, for example, the February 1, 2022 promissory note and the
      2022 transactions with management referenced on page F-21 of the financial statements.
      See Item 404(d) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameJohn D. Murphy, Jr.
                                                           Division of
Corporation Finance
Comapany NameHallmark Venture Group, Inc.
                                                           Office of Real
Estate & Construction
October 3, 2022 Page 2
cc:       Edward C. Normandin, Esq.
FirstName LastName